CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2003

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes☐  No  ☒

UPM-Kymmene Corporation Stock Exchange Release August 19, 2003 9:00

UPM-Kymmene receives subpoena related to the U.S. labelstock market

On August 18, 2003, UPM-Kymmene Corporation received a grand jury subpoena in connection to the U.S. Department of Justice Antitrust Division investigation into the U.S. labelstock industry.

In April, the company was informed that the Department of Justice had opened a criminal investigation into possible price-fixing and other forms of collusion in the labelstock industry, and that a grand jury subpoena would be issued.

UPM-Kymmene will respond to the subpoena in due course.

For further information please contact:

Mr. Reko Aalto-Setälä, General Counsel, tel. +358 204 15 0011

UPM-Kymmene Corporation

Pirkko Harrela

Vice President, Corporate Communications

DISTRIBUTION

Helsinki Stock Exchanges

New York Stock Exchange

Main media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 19, 2003	UPM-KYMMENE CORPORATION

	By:	/s/ Kari Toikka
Kari Toikka Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila Senior Vice President, Investor Relations